Exhibit 21.1

The company has 3 wholly owned subsidiaries:

Bubblr Holdings Limited, incorporated in England December 6, 2016

Bubblr Holdings wholly owns:

Bubblr Limited, incorporated in England April 25, 2014

Bubblr CLN Limited, incorporated in England March 9, 2020

Bubblr Limited currently manages the Bubblr development program and offers the Bubblr products and services in the U.K. region.

Bubblr CLN Limited is a special vehicle company, incorporated to hold the 2020 CLN notes and has no ongoing operations.

Bubblr holdings has no ongoing operations.

Bubblr Holdings Ltd, Bubblr Ltd and Bubblr CLN all have their principal offices at 15 Westferry Circus, Canary Wharf, London E14 4HD.